INVESTMENT MANAGERS SERIES TRUST

DISTRIBUTION PLAN

This Distribution Plan (the “Plan”) is adopted in accordance with Rule 12b–1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), by Investment Managers Series Trust, a Delaware statutory trust (the “Trust”), with respect to the series (the “Fund”) and classes (the “Classes”) identified on Schedule A attached hereto and incorporated herein.

As a general rule, an investment company may not finance any activity primarily intended to result in the sale of its shares, except pursuant to the Rule.  Uncertainty may exist from time to time with respect to whether payments to be made by the Trust to Grand Distribution Services (the “Distributor”), or to other firms under agreements with respect to the Fund, may be deemed to constitute impermissible distribution expenses.  Accordingly, payments by the Trust and expenditures made by others out of monies received from the Trust which are later deemed to be for the financing of any activity primarily intended to result in the sale of Fund shares shall be deemed to have been made pursuant to the Plan.

The provisions of the Plan are as follows:

1.           Annual Fee.  The Trust will pay to the Distributor an annual fee for the Distributor’s services in such capacity, including its expenses in connection with the promotion and distribution of the Fund’s shares.  The annual fee paid to the Distributor under the Plan will be calculated daily and paid monthly by the Fund based on the average daily net assets of the Fund up to the amount set forth on Schedule A hereto.  The fees are not tied exclusively to actual distribution and service expenses, and the fee may exceed the expenses actually incurred.

2.           Expenses Covered by the Plan.  The fees paid under Section 1 of the Plan may be used to pay for any expenses primarily intended to result in the sale of shares of the Fund (“distribution services”), including, but not limited to:  (a) costs of payments, including incentive compensation, made to agents for and consultants to the Distributor, including pension administration firms that provide distribution services and broker–dealers that engage in the distribution of the shares of the Fund; (b) payments made to, and expenses of, persons who provide support services in connection with the distribution of shares of the Fund including, but not limited to, personnel of the Distributor and its affiliates, office space and equipment, telephone facilities, answering routine inquiries regarding the Fund, processing shareholder transactions and providing any other shareholder services not otherwise provided by the Trust’s transfer agency or other servicing arrangements; (c) payments made pursuant to any dealer agreements between the Distributor and certain broker–dealers, financial institutions and other service providers; (d) costs relating to the formulation and implementation of marketing and promotional activities, including, but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising; (e) costs of printing and distributing prospectuses, statements of additional information and reports of the Fund to prospective shareholders of the Fund; (f) costs involved in preparing, printing and distributing sales literature pertaining to the Fund; and (g) costs involved in obtaining whatever information, analyses and reports with respect to marketing and promotional activities that the Trust may, from time to time, deem advisable.  Such expenses shall be deemed incurred whether paid directly by the Distributor or by a third party to the extent reimbursed therefor by the Distributor.

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3.           Written Reports.  The Distributor shall furnish to the Board of Trustees of the Trust, for its review, on at least a quarterly basis, a written report of the monies paid to it under the Plan with respect to the Fund, and shall furnish the Board of Trustees of the Trust with such other information as the Board of Trustees may reasonably request in connection with the payments made under the Plan in order to enable the Board of Trustees to make an informed determination of whether the Plan should be continued as to the Fund.

4.           Termination.  The Plan may be terminated at any time, without penalty, by vote of a majority of the outstanding voting securities of the Fund or by vote of a majority of the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “independent Trustees”), and any dealer agreement under the Plan may be likewise terminated on not more than sixty (60) days’ written notice.  The Plan and any dealer agreement under the Plan will also terminate automatically in the event of their assignment, as that term is defined in the 1940 Act.  Once terminated, no further payments shall be made under the Plan or any dealer agreement under the Plan.

5.           Amendments.  The Plan may not be amended to increase materially the amount to be spent for distribution services with respect to shares of a Class of the Fund pursuant to Section 1 hereof without approval by a majority of the outstanding voting securities of the Class.  All material amendments to the Plan shall be approved by a majority of the independent Trustees by vote cast in person at a meeting called for the purpose of voting on any such amendment and by the Trust’s Board of Trustees, as required by Rule 12b–1.

6.           Selection of Independent Trustees.  So long as the Plan is in effect, the selection and nomination of the Trustees who are not interested persons of the Trust shall be committed to the discretion of such Trustees.

7.           Effective Date of Plan.  The Plan shall take effect at such time as it has received requisite Trustee and shareholder approval (if any) with respect to the Fund and, unless sooner terminated, shall continue in effect for the Fund for a period of more than one year from such date of its effectiveness only so long as such continuance is specifically approved at least annually by the Board of Trustees of the Trust, including the independent Trustees, cast in person at a meeting called for the purpose of voting on such continuance.

8.           Preservation of Materials.  The Trust will preserve copies of the Plan, any agreements relating to the Plan and any report made pursuant to Section 3 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

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9.           Meanings of Certain Terms.  As used in the Plan, the terms “assignment,” “interested person,” and “majority of the outstanding voting securities” will be deemed to have the same meaning that those terms have under the 1940 Act and the rules and regulations under the 1940 Act, subject to any exemption that may be granted to the Trust under the 1940 Act by the Securities and Exchange Commission.

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SCHEDULE A

ANNUAL FEES PAID WITH RESPECT TO THE
RULE 12B–1 DISTRIBUTION PLAN OF
INVESTMENT MANGERS SERIES TRUST

Fund With Rule 12b-1 Plan	Class	Annual Fee

Palmer Square Absolute Return Fund	Class A	0.25%

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